[LOGO]	280 Park Avenue
New York, NY 10017-1216

Joseph W. Schmidt	Phone: (212) 849-4512
Vice President	Fax: (212) 849-4612
General Counsel and Secretary	Email: jws@dovercorp.com
December 18, 2007
By mail and EDGAR
Perry J. Hindin, Esq.
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance — Mail Stop 6010
Washington, D.C. 20549

Re:	Dover Corporation Definitive 14A Filed March 6, 2007 File No. 001-04018
Dear Mr. Hindin:
As requested, this will confirm our telephone conversation of December 17, 2007. We will prepare a response to the Commission’s follow-up comment letter of December 5, 2007. Due to the travel of the executive team for the annual round of plan review meetings with all of our operating companies during the past three weeks, we will not be able to respond by the Commission’s requested deadline of December 19, 2007. My intention is to complete the response and send it to you by January 15, 2008. However, due to the intervening holidays and the number of parties who should have an opportunity to review and comment on the draft response, we may need additional time. I do not expect this to be the case, and I will do my best to hold to the January 15 projected response date.
Yours truly,
/s/ Joseph W. Schmidt